Exhibit 4.28

Power of Attorney

This Power of Attorney (this “Power of Attorney”) shall supersede and replace the power of attorney I executed as of November 25, 2013 (the “Original Power of Attorney”) upon the effective date stipulated in this Power of Attorney.

I, Li Jianguang, a Chinese citizen with Chinese Identification Card No.:        , and a holder of 30% of the entire registered capital in Beijing Tarena Jinqiao Technology Co., Ltd. (“Beijing Tarena”) as of the date when the Power of Attorney is executed, hereby irrevocably authorize Tarena Technologies Group Inc. (the “Designee”) to exercise the following rights relating to all equity interests held by me now and in the future in Beijing Tarena (“My Shareholding”) during the term of this Power of Attorney:

The Designee is hereby authorized to act on behalf of myself as my exclusive agent and attorney with respect to all matters concerning My Shareholding, including without limitation to: 1) attending shareholders’ meetings of Beijing Tarena; 2) exercising all the shareholder’s rights and shareholder’s voting rights I am entitled to under the laws of China and Beijing Tarena’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of My Shareholding in part or in whole; and 3) designate and appoint on behalf of myself the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Beijing Tarena.

Without limiting the generality of the powers granted hereunder, the Designee shall have the power and authority to, on behalf of myself, execute all the documents I shall sign as stipulated in the Second Amended and Restated Exclusive Option Agreement entered into by and among me, the Designee and Tarena International Inc. on July 5, 2016 and the Second Amended and Restated Equity Pledge Agreement entered into by and among me, Beijing Tarena and the Designee on July 5, 2016 (including any modification, amendment and restatement thereto, collectively the “Transaction Documents”), and perform the terms of the Transaction Documents.

All the actions associated with My Shareholding conducted by the Designee shall be deemed as my own actions, and all the documents related to My Shareholding executed by the Designee shall be deemed to be executed by me. I hereby acknowledge and ratify those actions and/or documents by the Designee.

The Designee is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to me or obtaining my consent. If required by PRC laws, the Designee shall designate a PRC citizen to exercise the aforementioned rights.

During the period that I am a shareholder of Beijing Tarena, this Power of Attorney shall be irrevocable and continuously effective and valid from the date of execution of this Power of Attorney.

During the term of this Power of Attorney, I hereby waive all the rights associated with My Shareholding, which have been authorized to the Designee through this Power of Attorney, and shall not exercise such rights by myself.

This Power of Attorney is written in Chinese and English. The Chinese version and English version shall have equal legal validity. In case there is any conflict between the Chinese version and the English version, the Chinese version shall prevail.

1

Li Jianguang

By:	/s/ Li Jianguang

Accepted by

Tarena Technologies Group Inc.

By:	/s/ Han Shaoyun	(Company seal affixed)
Name:	Han Shaoyun
Title:	Legal Representative

Acknowledged by:

Beijing Tarena Jinqiao Technology Co., Ltd.

By:	/s/ Han Shaoyun	(Company seal affixed)
Name:	Han Shaoyun
Title:	Legal Representative